Exhibit 12.1
Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(Dollars in thousands, unaudited)

	For the year ended December 31,
	2010	2009	2008	2007	2006
Earnings:

Pretax income	$80,904	$54,851	$(77,176)	$100,440	$137,185
Add:
Fixed charges	79,342	81,370	109,069	108,265	96,366
Less:
Capitalized interest	(131)	(233)	(1,000)	(2,011)	(733)

Total Earnings	$160,115	$135,988	$30,893	$206,694	$232,818

Fixed Charges:

Interest expense	$61,327	$61,420	$83,160	$76,890	$64,542
Estimated interest within rent expense	17,884	19,717	24,909	29,364	31,091
Capitalized interest	131	233	1,000	2,011	733

Total Fixed Charges	$79,342	$81,370	$109,069	$108,265	$96,366

Ratio of Earnings to Fixed Charges	2.0	1.7	*0.3	1.9	2.4

* Due to a shortfall of $78,176 from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.